Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations Else-Kröner-Str. 1 D-61352 Bad Homburg Contact:
Oliver Maier Phone: + 49 6172 609 2601 Fax: + 49 6172 609 2301 E-mail: ir-fms@fmc-ag.com

North America: Heinz Schmidt Phone: + 1 781 402 9000 Ext.: 4518 Fax: + 1 781 402 9741 E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

May 7, 2003

Fresenius Medical Care reports First Quarter 2003 results

Summary:

•	Total Revenue of $1,299 million up 10%. Adjusted for currency effects revenue increased by 7%.

•	Net income of $70 million

•	Free Cash Flow at Q1 record level of $84 million

•	Operating margin in North America improved in Q1 2003 compared with Q4 2002 — despite lower number of dialysis days

•	International Operating margin impacted by crisis in Middle East, Latin America, pricing pressures in Central Europe

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     Bad Homburg, Germany — May 7, 2003 — Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world’s largest provider of Dialysis Products and Services, today announced the results for the first quarter 2003.

OPERATIONS

First Quarter 2003:

     Total revenue for the first quarter 2003 increased 10% (7% at constant currency) to $1,299 million. Dialysis Care revenue grew by 7% to $944 million (+7% at constant currency) in the first quarter of 2003. External Dialysis Product revenue increased by 16% to $355 million (+6% at constant currency) in the same period. Internal revenue growth was 4.5%.

     North America:

     Revenue rose 4% to $929 million, compared to $892 million in the same period last year. Dialysis Care revenue increased by 5% to $824 million. Same store treatment growth year over year was 3.3%. The average revenue per treatment decreased to $278 in the first quarter 2003 (Q1 2002: $284). Adjusted for the announced intra division billing changes for some Medicare Peritoneal Dialysis patients and the new billing procedures for Vitamin D (Zemplar), the revenue per treatment was comparable with the first quarter 2002. Dialysis Product revenue, including sales to company-owned clinics, increased 5% to $190 million. Product sales to the available external market grew by 6.2%.

     International:

     Revenue was $370 million, up 26% from the first quarter of 2002, an increase of 14% adjusted for currency. Dialysis Care revenue reached $121 million, an increase of 24% (19% at constant currency). Dialysis Products

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revenue, including sales to company-owned dialysis clinics, increased 26% to $275 million (12% at constant currency)

     Operating income (EBIT) was $169 million resulting in an operating margin of 13.0%. Operating income in the first quarter of 2002 was $174 million including a one-time benefit of $6 million. The operating margin was 14.7%. First quarter 2002 operating income before the one-time item was $168 million and the operating margin was 14.2%. The first quarter 2003 operating margin was below the targeted range for the year as the situation in the Middle East and Latin America affected the International margin. Additionally, pricing pressure in Central Europe, in particular the difficult environment in Germany following a reimbursement change, impacted the operating margin in the International area.

     In North America the operating margin increased sequentially to 13.2%, despite a lower number of dialysis days than in the fourth quarter 2002. In the first quarter of 2002, the North American margin was impacted by the above-mentioned one-time benefit of $6 million. Adjusted for this effect the comparable North American operating margin for the first quarter of 2002 would have been 13.5%.

     Net income in the first quarter 2003 was $70 million, an increase of 10%. In accordance with the new US-GAAP Accounting Standard SFAS 145, the loss from the early redemption of the Trust Preferred Securities in the first quarter of 2002 of $12 million after taxes ($20 million before taxes) had to be reclassified from extraordinary to operating earnings. Excluding the redemption loss net income in the first quarter 2002 would have been $75 million.

     Earnings per share (EPS) in the first quarter 2003 rose 10% to $0.72 per ordinary share ($0.24 per ADS), compared to $0.66 ($0.22 per ADS) in the first quarter of 2002. The weighted average number of shares outstanding during the first quarter of 2003 was approximately 96.2 million.

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     The Company achieved record first quarter operating and free cash flow levels. Cash from operations increased to $125 million. A total of $41 million (net of disposals) was spent for capital expenditures, resulting in Free Cash Flow before acquisitions of $84 million. A total of $28 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was $56 million. In the first quarter of 2002, Free Cash Flow after acquisitions was $11 million.

     As of March 31, 2003, the Company operated a total of 1,500 clinics worldwide [1,090 clinics in North America and 410 clinics International]. In the first quarter 2003, the Company opened 12 new clinics (de novos). Fresenius Medical Care AG performed approximately 4.2 million treatments, which represents an increase of 9% year over year. North America accounted for 3.0 million treatments (+7%) and the International segment for 1.3 million (+16%). At the end of the first quarter 2003, Fresenius Medical Care treated about 114,300 patients worldwide, which represents an increase of 7%. North America accounted for ~80,200 patients (+4%) and the International segment for ~34,100 patients (+16%).

OUTLOOK 2003

     For the year 2003, the Company reconfirms its outlook and expects mid single digit revenue growth before acquisitions (in constant currency) and net income growth in the high single digit to low double digits range. Due to the increased risks and unpredictability the Company expects to achieve net income growth for the full year 2003 near the lower end within the predicted range.

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     Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We saw continued momentum during the first quarter of 2003 in our business segments. Our sequential operating margin improvement in North America was achieved through the continued focus towards operating efficiencies. In our Dialysis Care business we have accomplished our desired cost structure and our unique position with the UltraCare therapy. We are now focused on revenue and treatment growth. Products revenue in North America to the Net Available External Market (NAEM) grew at above-market rates. In International we continued to achieve strong above-market revenue growth. We also expect to sequentially improve our International operating margin to the targeted range during the remaining quarters of 2003. We achieved record first quarter Operating and Free Cash Flow demonstrating our abilities to work toward achieving financial targets.”

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,200,000 individuals worldwide. Through its network of approximately 1,500 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 114,300 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care AG
Statements of Earnings
(in US-$ thousands, except share and per share data)
(unaudited)

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2002 1)	% Change

Net revenue
Dialysis Care	944,287	881,176	7.2%
Dialysis Products	355,148	305,328	16.3%

	1,299,435	1,186,504	9.5%
Cost of revenue	882,487	809,182	9.1%

Gross profit	416,948	377,322	10.5%
Selling, general and administrative	237,175	194,118	22.2%
Research and development	10,943	9,309	17.6%

Operating income (EBIT)	168,830	173,895	–2.9%

Interest income	(3,277)	(2,229)	47.0%
Interest expense	57,023	74,984	–24.0%

Interest expense, net	53,746	72,755	–26.1%

Earnings before income taxes and minority interest	115,084	101,140	13.8%
Income tax expense	44,537	36,848	20.9%
Minority interest	537	860	–37.6%

Net income	$70,010	$63,432	10.4%

Loss on early redemption of trust preferred securities		11,777
Net income before extraordinary loss prior SFAS No. 145	$70,010	$75,209	–6.9%

EBIT	168,830	173,895	–2.9%
Depreciation and amortization	52,846	51,030	3.6%

EBITDA	221,676	224,925	–1.4%
Earnings per ordinary share	$0.72	$0.66	10.3%
Earnings per ordinary ADS	$0.24	$0.22	10.3%
Earnings per preference share	$0.74	$0.67	10.5%
Earnings per preference ADS	$0.25	$0.22	10.5%
Average weighted number of shares
Ordinary shares	70,000,000	70,000,000
Preference shares	26,188,575	26,176,604
Percentages of revenue
Cost of revenue	67.9%	68.2%
Gross profit	32.1%	31.8%
Selling, general and administrative	18.3%	16.4%
Research and development	0.8%	0.8%

Operating income (EBIT)	13.0%	14.7%

Interest expense, net	4.1%	6.1%

Earnings before income taxes and minority interest	8.9%	8.5%
Income tax expense	3.4%	3.1%
Minority interest	0.0%	0.1%

Net income	5.4%	5.3%

EBITDA	17.1%	19.0%

1)	Loss from early redemption of trust preferred securities ($19.5 million pre-tax equals $11.8 million net of taxes) reclassified from extraordinary loss into ordinary earnings as a result of the adoption of the SFAS No.145.

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Fresenius Medical Care AG
Segment and other Information
(in US-$ million)
(unaudited)

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2002	% Change

Net revenue
North America	929	892	4.1%
International	370	294	25.8%

Total revenue	1,299	1,187	9.5%

EBIT
North America	122	126	–3.2%
International	53	51	2.8%
Corporate	(6)	(4)	64.9%

Total EBIT	169	174	–2.9%

In percentage of revenue
North America	13.2%	14.2%
International	14.3%	17.5%
Total FMC	13.0%	14.7%
EBIT adjusted for one-time items
North America	122	126	–3.2%
Pension curtailment gain and severances	0	(6)

North America adjusted for one-time items	122	120	1.6%
International	53	51	2.8%
Corporate	(6)	(4)	64.9%

EBIT FMC adjusted for one-time items	169	168	0.6%

In percentage of revenue
North America	13.2%	13.5%
International	14.3%	17.5%
Total FMC	13.0%	14.2%

Segment information North America

Net revenue	929	892
Costs of revenue and research and development	684	658
Selling, general and administrative	123	109

Costs of revenue and operating expenses	807	766

Operating income	122	126

Bad debt expenses total FMC	24	23
Employees (March, 31 compared to Dec., 31)
Full-time equivalents	40,048	39,264

Outlook 2003

			FY 2002

	Net income		290
+	Loss from early redemption of trust preferred securities		12

=	Net income prior SFAS 145	Basis for guidance 2003	302

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Balance Sheet
(in US-$ million)

	3/31/2003	12/31/2002

Assets
Current assets	2,021	1,822
Intangible assets	3,782	3,743
Other non-current assets	1,250	1,215

Total assets	7,053	6,780

Shareholders` equity and liabilities
Current liabilities	1,306	1,295
Long-term liabilities	2,841	2,677
Shareholders` equity	2,906	2,807

Total Shareholders` equity and liabilities	7,053	6,780

Equity/assets ratio:	41%	41%
Debt
Short term borrowings	117	125
Short-term borrowings from related parties	0	6
Current portion of long-term debt and capital lease obligations	23	22
Long-term debt and capital lease obligations, less current portion	1,229	1,089
Trust Preferred Securities	1,164	1,145
Accounts receivable securitization program	312	445

Total debt	2,845	2,833

Cash Flow Statement
(in US-$ million)

	3/31/2003	3/31/2002

Net income	70	63
Depreciation / amortization	53	51
Change in working capital and other non cash items	2	–44

Cash from operating activities	125	70

Purchases of property, plant and equipment	–44	–55
Proceeds from sale of property, plant and equipment	3	5
Capital expenditures, net	–41	–50

Free Cash flow	84	20

Acquisitions, net of cash acquired	–28	–9

Free Cash flow after investing activities	56	11

Redemption of trust preferred securities	0	–376
Redemption of Series D Preferred Stock	–9	0
Change in other debt	–38	376

Cash flow from financing activities	–47	0

Effects of exchange rates on cash	3	2

Net increase in cash	13	14

Cash at beginning of period	65	62
Cash at end of period	77	76

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Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months		Three Months
	Ended March 31,		Ended March 31,
	2003		2002

Revenue
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue	929,491		892,483
Growth year-over-year	4.1%		3.0%

Dialysis Care	823,760		783,871
Growth year-over-year	5.1%		3.9%

Per treatment	278		284
Sequential growth	-3.0%		1.4%
Growth year-over-year	-2.3%		0.7%

Dialysis Products incl. internal sales	190,230		181,912
Growth year-over-year	4.6%		2.7%

Dialysis Products incl. internal sales	190,230		181,912
less internal sales	-84,499		-73,300

External sales	105,731		108,612
less sales to other vertically integrated dialysis companies	-2,569		-2,623
less sales to leasing company of dialysis machines leased back	-8,320		-5,392
less method II and other	-34		-11,325

Dialysis Products to available external market	94,808		89,272

Growth year-over-year	6.2%		7.8%
International
Net revenue	369,944		294,020
Growth year-over-year	25.8%/	13.9% cc	0.4%/	11.7% cc

Dialysis Care	120,527		97,305
Growth year-over-year	23.9%/	18.8% cc	1.5%/	23.2% cc

Per treatment	95 /	91 cc	89
Sequential growth	6.3%		-14.2%
Growth year-over-year	6.9%/	2.5% cc	-16.1%/	1.8% cc

Dialysis Products incl. internal sales	275,406		218,503
less internal sales	-25,989		-21,788

External sales	249,417		196,715

Dialysis Products incl. internal sales	275,406		218,503
Growth year-over-year	26.0%/	11.6% cc	1.1%/	7.6% cc
External sales	249,417		196,715
Growth year-over-year	26.8%/	11.4% cc	-0.1%/	6.1% cc

cc	at constant exchange rates

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Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2002

Dialysis Care Volume
North America
Number of treatments	2,972,595	2,784,120
Treatments per day adjusted for closed/sold facilities	39,101	36,632
Per day sequential growth	3.8%	1.4%
Per day year-over-year growth	7.0%	4.6%
of which
– acquisitions	1.4%	0.0%
– same store growth year-over-year	3.3%	4.6%
– method II to method I transfer	2.3%
International
Number of treatments	1,272,722	1,098,239
Same store growth
year-over-year	7.9%	12.0%

Expenses
(in US-$)

North America
Costs of revenue and operating expenses
Percent of revenue	86.8%	85.8%

Selling, general and administrative
Percent of revenue	13.2%	12.2%

Bad debt expenses
Percent of revenue	2.4%	2.4%

Dialysis Care operating expenses/Treatment	244	250
Sequential growth	–2.4%	1.8%
Growth year-over-year	–2.6%	2.8%

Total Group
Costs of revenue and operating expenses
Percent of revenue	87.0%	85.3%

Selling, general and administrative
Percent of revenue	18.3%	16.4%

Effective tax rate	38.7%	36.4%

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Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2002

Cash Flow/Investing Activities
(in US-$ thousands, except number of de novos)
Total Group
Operating Cash Flow	125,186	70,484
Percent of revenue	9.6%	5.9%

Free Cash Flow, before acquisitions	84,271	20,129
Percent of revenue	6.5%	1.7%

Acquisitions, net	28,083	8,962

Capital expenditures, net	40,915	50,355
Percent of revenue	3.1%	4.2%

Maintenance	20,101	25,426
Percent of revenue	1.5%	2.1%

Growth	20,814	24,929
Percent of revenue	1.6%	2.1%

Number of de novos	12	20
North America	10	10
International	2	10

Balance Sheet
Total Group
Debt (in US-$ millions)	2,845	2,895
Debt/EBITDA	3.1	3.0

North America
Days sales outstanding	79	88
Sequential development	-2.5%	1.1%
Year-over-year development	-10.2%	-2.2%

International
Days sales outstanding	136	143
Sequential development	-0.7%	-5.3%
Year-over-year development	-4.9%	1.4%

Clinical Performance
North America
Urea reduction >= 65%	88%	84%
Single Pool Kt/v > 1.2	92%	89%
Hemoglobin >= 11g/dl	75%	72%
Albumin >= 3.5 g/dl	81%	81%
Hospitalization days (Last twelve months, all patients)	12.2	12.0

Demographics
North America
Average age (yr)	61	61
Average time on dialysis (yr)	3.3	3.2
Average body weight (kg)	76	75
Prevalence of diabetes (%)	54%	53%

     Reporting of 2002 versus 2001 scorecard mortality trend data is postponed pending evaluation of an improved data system which provides daily update capability rather than the prior 90 day lag in patient census. The expected result will be greater accuracy in tracking patient counts and reporting mortality. The Company is evaluating prospects for establishing an industry consensus on calculating gross mortality.

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